January 17, 2006

Via: Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:   Sonia Barros

VIA:  Facsimile (202) 772-9217and EDGAR

Re:

Request for Acceleration – Forbes Medi-Tech Inc.

Registration Statement on Form F-3 (SEC File No. 333-129943)

Ladies and Gentlemen:

On behalf of Forbes Medi-Tech Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement, and to permit said Registration Statement to become effective at 5:00 p.m. (Eastern time) on January 20, 2006, or as soon thereafter as practicable.

Forbes Medi-Tech Inc. hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

FORBES MEDI-TECH INC.

David Goold

Chief Financial Officer

Suite 200 – 750 West Pender Street, Vancouver, BC, Canada V6C 2T8

Tel:  (604)-689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com